SECURITIES AND EXCHANGE COMMISSION
                                        Washington, D.C. 20549

                                             FORM 12b-25
                                     NOTIFICATION OF LATE FILING

                                                    Commission File No. 0-7462


(Check One):  _X_Form 10-K  __Form 20-F  ___Form 11-K XX  Form 10-Q ___Form
         N-SAR
                           For Period Ended:  June 30, 1995
                           (  )  Transition Report on Form 10-K
                           (  )  Transition Report on Form 20-F
                           (  )  Transition Report on Form 11-K
                           (  )  Transition Report on Form 10-Q
                           (  )  Transition Report on Form N-SAR
                           For the Transition Period Ended:___________________


  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
===================================================================


                            PART 1 - REGISTRANT INFORMATION


Full Name of Registrant:  CPT Holdings, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number):
1430 Broadway. 13th Floor

 .City, State and Zip Code:
New York, New York 10018


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                           PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(check appropriate box).

(x) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(x) (b) The subject annual report, on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date;

( )  (c   The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.


                                PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The registrant is unable to file Form 10-K for the fiscal year ended June 30, 1995, on or before September 28, 1995, without unreasonable effort or expense because of difficulties experienced in gathering certain transaction-related information related to the secured party asset sale of Hupp Industries, Inc. and the asset purchase of J&L Structural, Inc., in order to finalize on the necessary filing requirements.


                            PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     William L. Remley    .   212                 382-1313.
         (Name)           (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports been filed? If answer is no, identify report(s). Yes X No __





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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X_ No ___

                            See attached Schedule A

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





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CPT Holdings  Inc., has caused this  notification  to be signed on its behalf by the undersigned hereunto duly authorized.


                                                CPT HOLDINGS, INC.


Dated:  September _28_, 1995           By:___William L. Remley__________
                                             -----------------
                                           William L. Remley



Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.A.C. 1001).


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                                   Schedule A

Registrant's subsidiary, Hupp Industries, Inc. ("Hupp") discontinued all remaining operations as a result of a secured party asset sale on October 27, 1994. Losses from discontinued operations totaled approximately $550,000 through the date of sale. At the same time, the actual loss from the sale of Hupp assets was significantly less than the estimate of $3,049,000 disclosed in the fiscal year 1994 Form 10K dated June 30, 1994. Approximately $2,000,000 will be recognized as a gain on sale of discontinued operations resulting from this change in estimate. In addition, due to the final decree issued with regard to Hupp's chapter 11 bankruptcy filing in November 1991, certain outstanding debts totaling approximately $2,300,000 have been forgiven and are being recognized under discontinued operations.

Furthermore, as a result of the purchase of J&L Structural, Inc. on April 6, 1995, the results of continuing operations in comparison to the previous year will be significantly impacted due to the relative volume of operations of the newly acquired entity compared with the operations of Brighton Electric Steel Casting Company during fiscal 1994.


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